June 15, 2009

United States Securities and Exchange Commission
Washington, D.C.  20549

Attn:  Peggy Fisher
          Assistant Director

Re:       Ready Welder Corporation
Registration Statement on Form 10-12G
Filed April 17, 2009
File No. 000-53549

Dear Ms. Fisher:

We are in receipt of your letter dated May 14, 2009, and would like to respond as follows:

Item 1. Business

1.	We have revised our business section so that it is understandable to investors who may not be experts in the welding industry.
2.	We have revised the document so that reference to the company is consistent.
3.	We have provided disclosure regarding RWC’s use of raw materials.
4.
We have disclosed RWC’s dependence on its major customers.  We have filed the Lodestar agreement as an exhibit, although it is no longer in effect.  The agreement between Snap-On Tool Company and the U.S. Military has been cancelled and is not filed as an exhibit.

5.	We have disclosed that no funds were spent on research and development over the past two years.
6.	We have disclosed the number of full and part-time employees of RWC.

Overview of the Company

7.	We have reconciled all disclosure related to the U.S. patent.

Our Welders

8.	We have revised disclosure to explain more clearly RWC’s principal products and target markets.
9.	We have removed all subjective assertions.
10.	Reference to a “copyrighted” design has been changed to “patented” design.

Military Use

11.	We revised disclosure to explain RWC’s dependence on sales to the military.
12.	We have added a section on government approvals.

Patents

13.	We have disclosed the duration of the Canadian patent.

Distribution Agreements

14.	We have clarified the distribution methods of RWC’s products to state that the company is reliant upon distributors for the majority of their sales.
15.	We have described the material terms of the Lodestar agreement and filed it as an exhibit.
16.	We have revised disclosure to state the material terms of RWC’s arrangement with Snap-On Tool Company. We also added risk factor disclosure that addresses the lack of formal agreement with Snap-On.

Government Contracts

17.
We identified the “package of tools with certain specifications” that is the subject of the contract between Snap-On and the U.S. Army and the “units” that we produce each month.  We have not filed a copy of this agreement because we do not have a copy of it and because it has been cancelled.

Competition

18.	RWC management is unaware of how its business compares to that of its competitors.

Item 1A. Risk Factors

19.	We have added a risk factor that addresses RWC’s dependence on a major customer.
20.	We have added a risk factor regarding the domestic patent expiration date.

The existing shareholder including the president of the Company…

21.	We have disclosed the number of shares currently outstanding and clarified the percentage held by Dr. Holstein and his family.

Item 2.  Management’s Discussion and Analysis of Financial Condition

General.

22.
We have revised this section to provide a balanced, executive-level discussion that identified the most important themes or other significant matters with which management is concerned in evaluating RWC’s financial condition and operating results.

23.
We have revised this section to include a discussion of the significant estimates and assumptions that management believes has a material impact on reported financial condition and results of operations and on the comparability of such reported information over different reporting periods.

24.	We have included a discussion of the methodology used by management in determining how RWC evaluates their inventory for obsolescence.

Results of Operations for Ready Welder Corporation

25.	We have revised this section to provide an analysis of the results of operations.
26.	We have revised this section to discuss all material changes within the line item from the statements of operations.
27.	We have expanded the disclosure in this section to discuss the items listed in the Commission’s letter.

Item 3.  Properties

28.	We have added information in this section about the property listed on the cover page.
29.	We have disclosed the size of RWC’s facilities and expanded disclosure in this section so that investors may ascertain how the facilities are utilized.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

30.	We have revised the disclosure in this section to reflect the tabular disclosure required by Regulation S-K Item 403(a).
31.	We have filed as exhibits the agreements that memorialize the loan arrangement between Ready Welder Corporation and Dr. Holstein.

Item 5.  Directors and Executive Officers

32.	We have expanded this section to include the disclosure required by Item 407 of Regulation S-K with regard to corporate governance.

Item 6.  Executive Compensation

33.  Our executive officers have agreed not to take a salary so that the company can use that money to help build RWC’s business.  Executive officers have agreed to work without pay until at least August 2009.  The terms of any future employment agreements have not yet been determined.  Currently, RWC does not have employment agreements with any of its executive officers.

Item 7.  Certain Relationships and Related Transactions

33.
We have expanded disclosure to state the amount and value of shares issued to Dr. Holstein in April 2009, and that the conversion price per share for Dr. Holstein was less than the purchase price that the 34 investors paid in private offerings.

34.	We have added the disclosure required by Regulation S-K Item 404(a)(5) regarding the debt of $42,273 owed to Dr. Holstein.
35.	The outstanding note receivable mentioned in Note 4 has been repaid.

Market Price of and Dividends of the Registrant’s Common Equity

36.
We have expanded this section to disclose RWC’s intent with regard to applying for listing its common stock and why RWC is registering its securities.  RWC intends to look for merger or acquisition candidates and believes that it will be easier to attract such candidates if it has publicly traded stock.

Item 10.  Recent Sales of Unregistered Securities

37.	We have expanded disclosure in this section as per the Commission’s request.

Item 11.  Description of Registrant’s Securities to be Registered

Common Stock

38.	We have expanded disclosure to state the vote required by security holders to take action.

Preferred Stock

39.	We have revised this section to reflect the voting rights and other material terms for the outstanding preferred stock.

Item 13.  Financial Statements

Index to Consolidated Financial Statements
General

40.	We have updated the financial statements as required by Rule 8-08 of Regulation S-X.

Notes to Financial Statements

41.	We have revised the notes to disclose that there are no compensation agreements with the RWC executive officers.

Thank you.

Very truly yours,

/s/Andrea I. Weinstein
Andrea I. Weinstein